

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2023

Adrianne Lee
Chief Financial Officer
Beyond, Inc.
799 West Coliseum Way
Midvale, UT 84047

>   **Re: Beyond, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2022**
>   **Filed February 24, 2023**
>   **File No. 000-49799**

Dear Adrianne Lee:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Energy & Transportation

cc: Todd Kaye